UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13(a)-16 or 15(d)-16
of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CONTENTS

Entry into Merger Agreement

Merger Agreement

On April 5, 2022, Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Talon MidCo 3 Limited, a private company incorporated in England and Wales with company registration number 14006063 (“Parent”), and Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are subsidiaries of investment funds advised by Turn/River Capital, a US-based private equity firm. A copy of the Merger Agreement is attached as Exhibit 99.1 hereto.

The board of directors of the Company (the “Board”) has unanimously approved and declared to be in the best interest of the Company and its shareholders, the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the shareholders of the Company adopt the Merger Agreement.

Assuming the satisfaction of the conditions set forth in the Merger Agreement, the Company expects the transactions contemplated thereby to close during the second quarter of 2022.

Treatment of Equity

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger:

•
each ordinary share of the Company (“Company Ordinary Shares”), outstanding immediately prior to the Effective Time (subject to certain exceptions, including with respect to Company Owned Shares, as defined in the Merger Agreement) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $13.00 (the “Per Share Price”), subject to applicable withholding taxes;

•
each option to purchase Company Ordinary Shares (each, a “Company Option”) that is in-the-money, vested, outstanding, and unexercised immediately prior to the Effective Time and each in-the-money Company Option (whether vested or unvested) that is held by a non-employee director of the Company will be automatically cancelled, with the holder of such Company Option becoming entitled to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Per Share Price over the per share exercise price of such Company Option, by (ii) the number of Company Ordinary Shares covered by such Company Option immediately prior to the Effective Time, less any applicable tax withholdings (the “Option Consideration”);

•
each in-the-money Company Option (other than a Company Option held by a non-employee director of the Company) that is unvested and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into a contingent right to receive an amount in cash without interest (a “Contingent Cash Award”), equal to the Option Consideration with respect to such Company Option;

•	each out-of-the-money Company Option (whether vested or unvested) will be automatically cancelled for no consideration as of the Effective Time;

•
each award of restricted stock units (each, a “Company RSU Award”) that is vested and outstanding immediately prior to the Effective Time, and each Company RSU Award (whether vested or unvested) that is held by a non-employee director of the Company, will be automatically cancelled, with the holder of such Company RSU Award becoming entitled to receive an amount in cash equal to the product obtained by multiplying (i) the Per Share Price by (ii) the number of Company Ordinary Shares covered by such Company RSU Award immediately prior to the Effective Time, less applicable tax withholdings (the “RSU Consideration”);

•
each Company RSU Award (other than a Company RSU Award held by a non-employee director of the Company) and each commitment or promise to grant a Company RSU Award in accordance with the terms of the Merger Agreement (each, a “Deemed RSU Award”) that is unvested and outstanding immediately prior to the Effective Time will, in each case, automatically be cancelled and converted into a contingent right to receive a Contingent Cash Award equal to the RSU Consideration; and

•
each Contingent Cash Award will (i) in the case of any portion of such Contingent Cash Award relating to a Company Option, Company RSU Award and/or Deemed RSU Award that would have otherwise vested on or prior to December 31, 2022, vest and become payable pursuant to the same vesting schedule applicable to the Company Option, Company RSU Award and/or Deemed RSU Award from which it was converted, subject to the holder’s continued employment through the applicable vesting dates, and (ii) in the case of any portion of such Contingent Cash Award relating to a Company Option, Company RSU Award and/or Deemed RSU Award that would have otherwise vested following December 31, 2022, vest and become payable as of the June 30th or December 31st (each, an “Accelerated Vesting Date”) immediately preceding the original vesting date applicable to such Company Option, Company RSU Award and/or Deemed RSU Award, subject to the holder’s continued employment through the applicable Accelerated Vesting Date.

Conditions to Closing

Consummation of the Merger is subject to the approval of the Company’s shareholders at a special general meeting of shareholders (the “Shareholders Meeting”). Consummation of the Merger is not subject to a financing condition, but is subject to customary closing conditions, in addition to the receipt of such shareholder approval, including but not limited to (i) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other approvals, clearances or expirations of waiting periods under the foreign investment laws of certain jurisdictions, (ii) absence of any order or injunction prohibiting the consummation of the Merger, (iii) pursuant to Israeli law, the elapse of 50 days after the day of filing of the Merger proposal with the Companies Registrar and the elapse of 30 days after the day of approval of the Merger by the Company shareholders and Merger Sub shareholders, (iv) subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement and compliance with the covenants contained in the Merger Agreement, and (v) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement.

Representations, Warranties & Covenants

The Merger Agreement contains customary representations, warranties and covenants of the Company, including, among others, covenants by the Company to use commercially reasonable efforts to conduct its business in the ordinary course between the execution and completion of the Merger Agreement, not to engage in certain kinds of transactions during such period (including the payment of dividends), to convene and hold the Shareholders Meeting, to cooperate with Parent in connection with obtaining financing for the transaction, to obtain regulatory consents, and, subject to certain customary exceptions, for the Board to recommend that its shareholders approve and adopt the Merger Agreement.

The Merger Agreement also contains customary representations, warranties and covenants of Parent and Merger Sub, including a covenant to use reasonable best efforts to obtain the financing described below.

Go-Shop and No-Shop

The Merger Agreement contains a 30-day “go-shop” provision during which period the Company will be permitted to, among other things, initiate, solicit, encourage or facilitate the making, submission or announcement of any proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement), and engage in discussions or negotiations with respect to Acquisition Proposals. In the event that the Company receives an offer or proposal from a third party that constitutes an Acquisition Proposal during the 30-day window that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), then the go-shop period will be extended for an additional ten days with respect to such third party to allow the Company to continue to engage in discussions and negotiations with such third party. At the end of the go-shop period (as may be extended by such ten-day period), pursuant to the terms of the Merger Agreement, the Company will be required to cease such activities, and will be subject to a customary “no-shop” provision that restricts the Company’s ability to, among other things, solicit Acquisition Proposals from third parties and provide non-public information to and engage in discussions or negotiations with third parties regarding Acquisition Proposals after the go-shop period. However, the “no-shop” provision allows the Company, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited Acquisition Proposal that either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and the Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such actions or engage in such discussions or negotiations would be reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law.

Termination and Termination Fees

The Merger Agreement contains certain customary termination rights for both the Company and Parent.

If the Merger Agreement is terminated in connection with the Company entering into an alternative acquisition agreement in respect of a Superior Proposal entered into during the “go-shop” period, the termination fee payable by the Company to Parent will be $10,000,000. Upon termination of the Merger Agreement under specified circumstances, including with respect to the Company’s entry into an agreement with respect to a Superior Proposal other than described in the preceding sentence, the Board changing its recommendation or if the Company breaches its representations, warranties or covenants in a manner that would cause the related closing conditions to not be met, the Company will be required to pay Parent a termination fee of $17,200,000.

A termination fee in the amount of $34,400,000 will become payable by Parent in the event it fails to consummate the Merger after all conditions are met, if Parent breaches its representations, warranties or covenants in a manner that would cause the related closing conditions to not be met, or if either party terminates the Merger Agreement because the Merger has not been consummated by the Termination Date (as defined in the Merger Agreement and described below), and at the time of such termination, the Company was otherwise entitled to terminate the Merger Agreement for either of the above reasons.

The Merger Agreement also provides that either party may specifically enforce the other party’s obligations under the Merger Agreement, provided that the Company may only cause Parent to close the transaction if certain conditions are satisfied, including the funding or availability of the debt financing.

In addition to the foregoing termination rights, and subject to certain limitations, the Company or Parent may terminate the Merger Agreement if the Merger is not consummated by October 5, 2022 (the “Termination Date”); provided, however, that, if all the conditions to closing, other than the regulatory approvals, have been satisfied and are capable of being satisfied at such time or would be capable of being satisfied at such time but for the fact that the regulatory approvals are not obtained, either Company or Parent may extend the Termination Date to January 5, 2023.

A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger Agreement has been attached as an exhibit to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and stockholders accordingly should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules that the Company exchanged with Parent and Merger Sub in connection with the execution of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the proxy statement that the Company will be filing in connection with the Merger, as well as in the press release and other documents that the Company has filed or furnished or may file or furnish with the SEC.

Financing

Parent has secured committed financing, consisting of a combination of equity financing to be provided on the terms and subject to the conditions set forth in equity commitment letters provided by such funds and debt financing to be provided by certain lenders (collectively, the “Lenders”) on the terms and subject to the conditions set forth in a debt commitment letter. The obligations of the Lenders to provide debt financing under the debt commitment letter are subject to a number of customary conditions.

Delisting

If the Merger is consummated, the Company Ordinary Shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Voting Support Agreement

Concurrently with and as a condition to entering into the Merger Agreement, each of Reuven Kitov and Reuven Harrison have entered into a voting and support agreement with Parent and the Company (each, a “Voting Agreement”), with respect to all Company Ordinary Shares beneficially owned by such executive, as set forth in his Voting Agreement (collectively, the “Voting Agreement Shares”).

Each of Mssrs. Kitov and Harrison has agreed to, among other things, take the following actions pursuant to the terms, conditions and limitations set forth in his Voting Agreement, during the term of his Voting Agreement: (a) vote his Voting Agreement Shares in favor of approval of the Merger and the other actions contemplated by the Merger Agreement and (b) vote his Voting Agreement Shares against any Acquisition Proposal (as defined in the Merger Agreement).

Each Voting Agreement will terminate upon, among other things, (a) the consummation of the transactions contemplated by the Merger Agreement, including the Merger, (b) the valid termination of the Merger Agreement in accordance with its terms, and (c) a change in the recommendation of the Board to approve the Merger in connection with a Superior Proposal or in response to certain material events, facts, circumstances, developments or occurrences that were not known or reasonably foreseeable by the Board as of the date of the Merger Agreement but become known thereafter and do not relate to any Acquisition Proposal.

Other Events

On April 6, 2022, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 hereto.

Additional Information and Where to Find It

In connection with the proposed Merger, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully and in their entirety when they become available before making any voting or investment decision with respect to the Merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-231985, 333-237291 and 333-253994).

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about the Company’s business and future prospects. In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained herein, including, but not limited to: (1) the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (4) the ability to recognize benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) impact of the Merger on relationships with the Company’s commercial counter-parties, including, but not limited to, its distribution partners, (7) the significant transaction costs associated with the proposed Merger and (8) other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all. These forward-looking statements speak only as of the date on which such statements are made and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information about other risks to which the Company is subject, please see the Company’s filings or furnishings, as applicable, with the SEC, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.
By:	/s/ Reuven Kitov
Name:	Reuven Kitov
Title:	CEO & Chairman of the Board of Directors

Dated: April 6, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of April 5, 2022, by and among Parent, Merger Sub and the Company.
99.2	Press Release, dated April 6, 2022.